333 EAST MAIN STREET | PO BOX 569 | MIDLAND, MI 48640-0569 T: 989.839.5350 | F: 989.839.5255 | W: ChemicalBankMI.com

January 14, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: John P. Nolan, Senior Assistant Chief Accountant

Re:	Responses to Comments on Chemical Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 000-08185

Dear Mr. Nolan:

Chemical Financial Corporation (the “Corporation”) hereby provides the following responses in reply to the Staff’s comment letter dated December 20, 2013 (the “Comment Letter”) in connection with the above-referenced Form 10-K.

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to the Corporation’s response.

Comment #1:

We note your disclosure that loans reported as TDRs do not include certain loans that are in a nonaccrual status that have been modified by the Corporation due to the borrower experiencing financial difficulty and for which a concession has been granted, as the Corporation does not expect to collect the full amount of principal and interest owed from the borrower on these modified loans. Please tell us how you concluded that these loans do not qualify as TDRs, how this policy follows GAAP and specifically refer to the guidance in ASC 310-30 you used to form this policy.

Response:

All of the Corporation’s loans that have been modified due to the borrower experiencing financial difficulty and for which a concession has been granted are accounted for as TDRs under ASC 310-40, “Troubled Debt Restructurings by Creditors,” including the relevant provisions regarding measurement of impairment losses.

The following response explains how those TDRs have been presented for purposes of various tabular and other disclosures in the notes to the Corporation’s consolidated financial statements.

The Corporation disclosed the following with respect to TDRs in its 2012 Form 10-K, Note 1 – Summary of Significant Accounting Policies:

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“Loans modified under troubled debt restructurings (TDRs) involve granting a concession to a borrower who is experiencing financial difficulty. Concessions generally include modifications to original loan terms, including changes to a loan’s payment schedule or interest rate, which generally would not otherwise be considered. The Corporation’s loans reported as TDR’s consist of originated loans that continue to accrue interest at the loan’s original effective interest rate as the Corporation expects to collect the remaining principal and interest on the loan. The interest income recognized on TDRs may include accretion of an identified impairment at the time of modification which is attributable to a temporary reduction in the borrower’s interest rate. At the time of modification, a TDR is reported as a non-performing loan (nonperforming TDR) until a six-month payment history of principal and interest payments, in accordance with the terms of the loan modification, is sustained, at which time the Corporation moves the loan to a performing status (performing TDR). All TDRs are accounted for as impaired loans and are included in the Corporation’s analysis of the allowance for loan losses.”

“Loans in the Corporation’s commercial loan portfolio that meet the definition of a TDR generally consist of loans where the Corporation has allowed borrowers to defer scheduled principal payments and make interest-only payments for a specified period of time at the stated interest rate of the original loan agreement or reduced payments due to a moderate extension of the loan’s contractual term. The Corporation does not expect to incur a loss on these loans based on its assessment of the borrowers’ expected cash flows, and, accordingly, no additional provision for loan losses has been recognized related to these loans. Since no loss is expected to be incurred on these loans, the loans accrue interest at the loan’s contractual interest rate. These loans are individually evaluated for impairment and transferred to nonaccrual status if it is probable that any remaining principal and interest payments due on the loan will not be collected in accordance with the modified terms of the loan.”

“Loans in the Corporation’s consumer loan portfolio that meet the definition of a TDR generally include a concession that reduces a borrower’s monthly payments by decreasing the interest rate charged on the loan for a specified period of time (generally 24 months) under a formal modification agreement. The Corporation recognizes an additional provision for loan losses related to impairment on these loans on an individual basis based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. These loans continue to accrue interest at the loan’s effective interest rate, which consists of contractual interest under the terms of the modification agreement in addition to an adjustment for the accretion of computed impairment. These loans are moved to nonaccrual status if they become 90 days past due as to principal or interest, or sooner if conditions warrant.”

The Corporation also disclosed on page 66 of the 2012 Form 10-K under the heading “Originated Loans” in Note 1 – Summary of Significant Accounting Policies that “A loan is placed on nonaccrual status (accrual of interest is discontinued) when principal or interest is past due 90 days or more (except for a loan that is secured by residential real estate, which is transferred to nonaccrual status at 120 days), unless the loan is both well-secured and in the process of collection, or earlier when, in the opinion of management, there is sufficient reason to doubt the collectability of principal or interest.”

Loans disclosed as TDRs do not include loans that are in a nonaccrual status that have been modified by the Corporation due to the borrower experiencing financial difficulty and for which a concession has been granted (which the Corporation defines as “nonaccrual TDRs”), as the Corporation does not expect to collect the full amount of principal and interest owed from the borrower on these modified

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loans. As a result, for purposes of certain financial statement disclosures, the Corporation believes it is more meaningful to include such modified loans in its nonperforming loan disclosures.

The Corporation does account for these modified nonaccrual loans as TDRs (i.e., as impaired loans) in accordance with the guidance prescribed in ASC 310-40-15, including the measurement of impairment losses through specific reserves as applicable. The Corporation accounts for both performing and nonperforming TDRs (as defined above) as impaired loans. This is disclosed on page 68 of the 2012 Form 10-K under the heading “Impaired Loans” as follows: “Impaired loans include nonaccrual loans, TDRs (performing and nonperforming) and acquired loans that were not performing in accordance with original contractual terms.”

However, for purposes of nonperforming loan disclosures in Note 4: Loans (page 82 of the Corporation’s 2012 Form 10-K), these nonaccrual TDRs are included in the “nonaccrual loans” section of the nonperforming loans table which precedes the disclosures of TDRs. Therefore, in order to avoid duplicate reporting of the Corporation’s nonaccrual TDRs, the Corporation does not include nonaccrual TDRs in its disclosures of nonperforming TDRs (as defined above), as the nonaccrual TDRs are already included in nonaccrual loans for disclosure purposes. The Corporation believes that this is an appropriate presentation since it does not expect to collect the full amount of contractual principal and interest on its nonaccrual TDRs, and accordingly, these loans are reported in the nonaccrual loan category.

The Corporation has provided specific disclosure on page 83 of the 2012 Form 10-K of the amount of nonaccrual TDRs as of December 31, 2012 and 2011. This information is also provided in the Management’s Discussion and Analysis section of the Form 10-K (page 36). The Corporation also notes that on page 37 of the 2012 Form 10-K, the Corporation has provided specific disclosure of TDRs as of December 31, 2012 and 2011 for both performing and nonperforming TDRs (as defined above) broken out for the commercial and consumer loan portfolios, and also has provided a rollforward of performing and nonperforming TDRs for those respective years that shows additions for modifications, transfers to (from) performing or nonperforming TDR status, principal payments and pay-offs, and transfers from (to) nonaccrual status.

Comment #2:

We note your disclosure that interest income recognized on TDRs may include accretion of an identified impairment at the time of modification which is attributable to a temporary reduction in the borrower’s interest rate. Please tell us the following concerning this policy for recognizing interest income:

•	Confirm, if true, that you are only recognizing cash flows that the loan customers are contractually obligated to pay;
•	Tell us how your policy follows GAAP and specifically refer to the guidance in ASC 310-40 you used to form this policy;
•	Quantify the amount included in interest income in the periods presented related to this accretion; and
•	Further enhance our understanding of this process, please provide an example scenario of accretion of identified impairment with an accompanying timeline explaining how interest is recognized over the life of the TDR.

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Response:

Loans reported as TDRs in the Corporation’s consumer loan portfolio generally involve a concession that reduces the borrower’s monthly payment by decreasing the interest rate charged on the loan for a specified period of time. The reduction in the borrower’s interest rate results in an identified impairment loss measured based on the present value of future cash flows, including the reduced interest cash flows, discounted at the loan’s original effective interest rate. Subsequent to recognition of the impairment loss, the Corporation’s interest income includes both (1) the contractual interest the borrower is obligated to pay under the modified loan agreement (at the modified interest rate), and (2) the accretion of a portion of the impairment which represents changes in the present value of expected cash flows at each reporting date attributable to the passage of time, provided the borrower has performed (and is expected to continue to perform) in accordance with the terms of the loan modification. The Corporation believes this method of income recognition is consistent with the guidance prescribed in accordance with ASC 310-10-35 and considers the fact that the impairment represents the present value of reduced cash flows attributable only to interest during the modification period, as all principal is expected to be repaid in full. The Corporation confirms that it is only recognizing cash flows that the customers are contractually obligated to pay.

For purposes of recording the impact in the Corporation’s financial statements of an impairment of a TDR in its consumer loan portfolio attributable to the reduction in the borrower’s interest rate, the Corporation recognizes a provision for loan loss expense in its consolidated statement of income and a related allowance for loan losses. At each reporting date, the Corporation measures the present value of expected cash flows attributable to its TDRs in the consumer loan portfolio, and any increase in the present value of expected cash flows attributable to the passage of time is recorded as a reduction in the required allowance for loan losses with an equal amount of accretion recognized as interest income over the term of the loan modification. The accretion is necessary to properly present the income statement after the initial provision for loan loss, since all principal is expected to be collected in full for such TDRs in the consumer loan portfolio. The Corporation believes recognition of interest income is consistent with paragraphs 37-40 of ASC 310-10-35 and paragraph 19 of ASC 310-10-50, in addition to paragraphs 58 and 59 of the Background Information and Basis of Conclusions of SFAS 114, “Accounting by Creditors for Impairment of a Loan.” An example of the Corporation’s application for accounting for impairment losses and related income accretion on its TDRs in the consumer loan portfolio is included as Exhibit I to this Comment Letter response.

As a result of changes in the present value of expected cash flows on TDRs in the consumer loan portfolio attributable to the passage of time, and any changes therein, the Corporation recognized additional interest income (accretion) of $0.3 million in 2012 and $0.5 million in each of 2011 and 2010. At December 31, 2012, the Corporation expected to recognize additional interest income in subsequent years attributable to such accretion of $0.7 million, based on its outstanding TDRs in the consumer loan portfolio as of that date.

The Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

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The Corporation is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (989) 839-5358, by fax at (989) 633-0416, or by email at Lori.Gwizdala@ChemicalBankMI.com.

Sincerely,

Chemical Financial Corporation

/s/Lori A. Gwizdala

Lori A. Gwizdala

Executive Vice President and Chief Financial Officer

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Exhibit I

Supplement to Responses to Comments on Chemical Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 000-08185

Assumptions:
Loan amount	$100,000
Remaining amortization period	20 yrs
Modification period	2 yrs
Original effective interest rate	6.0%
Interest rate during modification period	3.0%
Interest rate after modification period	6.0%
Monthly loan payment prior to loan modification	$716.43
Monthly loan payment during modification period	$472.82
Monthly loan payment after modification period	$716.43
Computed impairment	$5,497

Entry at time of modification:	Debit	Credit
Provision for loan loss expense	$5,497
Allowance for loan losses		$5,497

Accounting impact in subsequent reporting periods:

	Balance Sheet Impact			Income Statement Impact
	Contractual Loan Balance	Allowance for Loan Losses	Carrying Value (a)	Contractual Interest	Accretion of Impairment (b)	Total Interest Income Recognized (c)

Modification Date	$100,000	$5,497	$94,503
Year 1	97,289	2,790	94,499	$2,963	$2,707	$5,670
Year 2	94,495	-	94,495	2,880	2,790	5,670
Years 3-20	-		-	60,253	-	60,253

				$66,096	$5,497	$71,593

(a)	Represents present value of expected cash flows at original effective interest rate as of end of each reporting period.
(b)	Represents improvement in present value of expected cash flows resulting from passage of time from the previous reporting period, which is recognized by the Corporation as interest income in accordance with paragraph 40 of ASC 310-10-35.
(c)	The effective interest rate over the life of the loan is 6.0% (based on the carrying value), which includes accretion during the modification period, as reflected in column (b).